SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The Howard Hughes Corporation
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

44267D107
(CUSIP Number)

Collin Lau
China Investment Corporation, Stable Investment Corporation, Best Investment Corporation
New Poly Plaza
No.1 Chaoyangmen Beidajie
Beijing 100010, P.R. China
Facsimile: +86 (10) 8409 6766

Copy to:

Lee Parks, Esq.
Fried, Frank, Harris, Shriver, & Jacobson LLP
One New York Plaza
New York, NY 10004−1980
(212) 859−8000

November 9, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS China Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,257,951*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,257,951*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,257,951*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%*
14	TYPE OF REPORTING PERSON CO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of these shares of Common Stock with the Other Filers (as defined in Item 5).  Additionally, by virtue of the various agreements and arrangements described in this Schedule 13D, the Reporting Person may be deemed to be a member of a “group” with the Other Filers with respect to beneficial ownership of such shares of Common Stock as well as with respect to any other shares of Common Stock beneficially owned by such Other Filers.  The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the shares reported herein as well as any other shares of Common Stock beneficially owned by the Other Filers.  See Item 5.

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Stable Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,257,951 *
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,257,951 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,257,951 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%*
14	TYPE OF REPORTING PERSON CO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of these shares of Common Stock with the Other Filers (as defined in Item 5).  Additionally, by virtue of the various agreements and arrangements described in this Schedule 13D, the Reporting Person may be deemed to be a member of a “group” with the Other Filers with respect to beneficial ownership of such shares of Common Stock as well as with respect to any other shares of Common Stock beneficially owned by such Other Filers.  The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the shares reported herein as well as any other shares of Common Stock beneficially owned by the Other Filers.  See Item 5.

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Best Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,257,951 *
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,257,951 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,257,951 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%*
14	TYPE OF REPORTING PERSON CO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of these shares of Common Stock with the Other Filers (as defined in Item 5).  Additionally, by virtue of the various agreements and arrangements described in this Schedule 13D, the Reporting Person may be deemed to be a member of a “group” with the Other Filers with respect to beneficial ownership of such shares of Common Stock as well as with respect to any other shares of Common Stock beneficially owned by such Other Filers.  The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the shares reported herein as well as any other shares of Common Stock beneficially owned by the Other Filers.  See Item 5.

Security and Issuer

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of The Howard Hughes Corporation, a Delaware corporation (the “Company”).  The address of the Company’s principal executive offices is The Howard Hughes Corporation, One Galleria Tower, 13355 Noel Road, Suite 950, Dallas, Texas, 75240.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)  China Investment Corporation (“CIC”), a corporation established under the Company Law of the People's Republic of China;

(ii) Stable Investment Corporation. (“Stable”), a corporation established under the Company Law of the People's Republic of China; and

(iii) Best Investment Corporation (“Best”), a corporation established under the Company Law of the People's Republic of China.

CIC is the parent entity of each of Stable and Best.

Schedule I hereto, with respect to CIC, Schedule II hereto, with respect to Stable, and Schedule III hereto, with respect to Best, set forth lists of all of the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person.

(b)  The principal business address of each of CIC, Stable, and Best is New Poly Plaza No.1 Chaoyangmen Beidajie Beijing 100010, P.R. China.

(c) The principal business of each of CIC, Stable and Best is to be an investment company.

(d), (e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the Scheduled Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Schedule I, Schedule II, and Schedule III hereto set forth the citizenships of each of the Scheduled Persons who is a natural person.

Item 3. Source and Amount of Funds or Other Consideration

Each of Stable and Best directly hold, and by virtue of being the parent of Stable and Best, CIC indirectly holds, an ownership interest in Brookfield Retail Holdings III LLC (“BRH III”), one of the entities listed below (each, an “Investment Vehicle”), which entitles them to certain voting rights with respect to the Common Stock and Warrants held by all of the Investment Vehicles.  Therefore, the Reporting Persons may be deemed to share beneficial ownership of such securities. See Items 4 and 5.

Funds for the purchase of the shares of Common Stock and the acquisition of the Warrants reported herein by the Investment Vehicles were derived from the working capital of the Investment Vehicles, which was provided by the members or limited partners, as applicable, of the Investment Vehicles.  Each of Stable and Best provided funds from its working capital to acquire its ownership interest in BRH III, which funds were used in connection with the purchase by BRH III of the securities listed opposite BRH III below.  The number of shares of Common Stock purchased by or on behalf of each Investment Vehicle, the number of Warrants acquired by or on behalf of each Investment Vehicle, and the approximate amounts paid by each Investment Vehicle for such securities, are set forth below.

Investment Vehicle	Number of Shares of Common Stock	Number of Warrants	Aggregate Amount (1)
Brookfield Retail Holdings LLC (formerly known as REP Investments LLC) (“BRH”)	789,145	1,247,643	$37,578,333.63
Brookfield Retail Holdings II LLC	541,513	856,134	$25,786,333.54
BRH III	621,147	982,036	$29,578,428.81
Brookfield Retail Holdings IV-A LLC (“BRH IV-A”)	71,816	113,541	$3,419,809.55
Brookfield Retail Holdings IV-B LLC (“BRH IV-B”) (2)	143,342	226,625	$6,825,809.58
Brookfield Retail Holdings IV-C LLC (“BRH IV-C”) (2)	48,023	75,924	$2,286,809.54
Brookfield Retail Holdings IV-D LLC (“BRH IV-D”)	48,023	75,924	$2,286,809.54
Brookfield Retail Holdings V LP	161,609	255,506	$7,695,666.73
Total:	2,424,618	3,833,333	$115,458,000.92

(1)	The Warrants were issued to the Investment Vehicles pursuant to the terms of the Cornerstone Agreement (defined below) and no consideration was paid by the Investment Vehicles for the Warrants.
(2)
The shares of Common Stock and Warrants are held directly by Brookfield US Retail Holdings LLC (“BUSRH”). Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock and Warrants held directly by Brookfield US Retail Holdings LLC. See Item 6

Item 4. Purpose of the Transaction

Overview

On April 16, 2009 and April 22, 2009, General Growth Properties, Inc. (“GGP”), and certain of its subsidiaries filed voluntary petitions for relief (the “Chapter 11 Cases”) in the Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) under Chapter 11 of title 11 of the United States Code.  On August 27, 2010, GGP filed with the Bankruptcy Court the third amended and restated joint Chapter 11 plan of reorganization of the Debtors (as supplemented on September 30, 2010, the “Plan”) and the related disclosure statement for the debtors remaining in the Chapter 11 Cases (the “Debtors”).  On October 21, 2010, the Bankruptcy Court confirmed the Plan and on November 9, 2010 (the “Closing Date”), the Plan became effective and GGP and the other Debtors emerged from bankruptcy.  The Plan sets forth the structure of GGP and the other Debtors following the Closing Date.

Cornerstone Investment Agreement

GGP and BRH entered into a Cornerstone Investment Agreement on March 31, 2010 (as amended and restated from time to time, the “Cornerstone Agreement”) providing for, among other things, the purchase and sale of shares of common stock in the Company in connection with the emergence of GGP and the other Debtors from bankruptcy and the separation of the Company from GGP.  The Cornerstone Investment Agreement was amended and restated on August 2, 2010 and on November 9, 2010.  In accordance with the Plan and pursuant to the terms of the Cornerstone Investment Agreement, on the Closing Date GGP was restructured and the Company was separated from GGP.  On the Closing Date, (a) the Investment Vehicles purchased an aggregate of 2,424,618 shares of Common Stock at a purchase price of $47.619048 per share and (b) the Investment Vehicles were issued an aggregate of 3,833,333 warrants to purchase shares of Common Stock.

The summary contained herein of the Cornerstone Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Cornerstone Agreement, a copy of which is filed as Exhibit 1 hereto and which is incorporated herein by reference.

Stockholder Agreement

Pursuant to the terms of the Cornerstone Agreement and the Plan, the Company and BRH entered into a Stockholder Agreement (the “Stockholder Agreement”) on the Closing Date.  The Stockholder Agreement provides that BRH’s right to designate one director to the Company’s board of directors (described above) will continue so long as Brookfield Asset Management Inc. (“Brookfield”), a corporation formed under the laws of the Province of Ontario, or any affiliate thereof, or any persons or entities controlled by Brookfield and/or for which Brookfield or a controlled affiliate acts as a general partner, managing member or the equivalent thereof, including the Investment Vehicles (such persons or entities, which includes Brookfield and the Investment Vehicles, the “Brookfield Consortium Members”) beneficially own in the aggregate at least 10% of the Common Stock on a fully diluted basis.  In addition, the Stockholder Agreement provides that following the Closing Date, for so long as the Brookfield Consortium Members beneficially own in the aggregate at least 5% of the outstanding Common Stock of the Company on a fully diluted basis, BRH has a right (the “Pre-emptive Right”), in connection with offerings of Common Stock by the Company, to purchase up to such number of shares of Common Stock from the Company as is necessary to allow the Brookfield Consortium Members collectively to maintain their proportionate ownership interest in the Company on a fully diluted basis.  BRH can also designate other Brookfield Consortium Members to exercise such Pre-emptive Right.

Pursuant to the terms of the Plan and the Cornerstone Agreement, the Stockholder Agreement provides that the Investment Vehicles are subject to restrictions, with certain exceptions, on their ability to sell, transfer or dispose of their shares of Common Stock and Warrants for 18 months following the Closing Date (the “lock-up period”). In the first six months of the lock-up period, the Investment Vehicles may not sell, transfer or dispose of any shares of Common Stock or Warrants. In the second six months of the lock-up period, the Investment Vehicles may sell, transfer or dispose of up to an aggregate of 8.25% of the shares of Common Stock held by them and up to an aggregate of 8.25% of their Warrants. In the final six months of the lock-up period, the Investment Vehicles may sell, transfer or dispose of up to an aggregate of 16.5% of the shares of Common Stock held by them and up to an aggregate of 16.5% of their Warrants (in each case including any shares transferred or sold during the second six months of the lock-up period).  After 18 months following the Closing Date, the Investment Vehicles will not be restricted from any transfer of their shares of Common Stock or the Warrants.   Pursuant to the Operating Agreement of BRH III and the Stable Letter Agreement, the right to sell the specified amounts of Common Stock or Warrants during the second and third six months of the lock-up period is allocated to Stable and its affiliates.

The summary contained herein of the Stockholder Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Stockholder Agreement, a copy of which is filed as Exhibit 2 hereto and which is incorporated herein by reference.

Warrant Agreement

As described above, on the Closing Date the Investment Vehicles received an aggregate of 3,833,333 warrants (“Warrants”), each of which entitles the holder to purchase one share of Common Stock at an initial exercise price of $50.00 per share, subject to adjustments as provided in the warrant agreement, dated as of November 9, 2010, by and among Mellon Investor Services LLC, as warrant agent, and the Company (the “Warrant Agreement”).  Each Warrant has a term of seven years from the date of issuance.  The Warrants (i) are subject to certain adjustments in connection with dividends and certain other events and (ii) provide each holder with a cash redemption right at a Black-Scholes-based formula value upon certain change in control events.

The summary contained herein of the Warrant Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Warrant Agreement, a copy of which is filed as Exhibit 3 hereto and which is incorporated herein by reference.
Registration Rights Agreement

Pursuant to the terms of the Cornerstone Agreement, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investment Vehicles directly holding shares of Common Stock or Warrants and BUSRH (with respect to the securities held by BUSRH on behalf of BRH IV-B and BRH IV-C) on November 9, 2010, with respect to the Common Stock and Warrants issued to or held by the Investment Vehicles and BUSRH, as applicable.  The Registration Rights Agreement provides for (i) unlimited demand registrations, provided that (a) the Company is not obligated to undertake more than three underwritten offerings requested by the Investment Vehicles during the term of the Registration Rights Agreement and (b) the Company is not obligated to undertake more than one underwritten offering in any 12-month period pursuant to the Registration Rights Agreement and (ii) piggyback registration rights.  In addition, the Company is required to use reasonable best efforts to keep the shelf registration statement contemplated by the Cornerstone Agreement continuously effective for use by the Investment Vehicles so long as there remain any registrable securities outstanding under Registration Rights Agreement.

The summary contained herein of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 4 hereto and which is incorporated herein by reference.
Operating Agreements

The shares of Common Stock and Warrants reported herein are directly held by the Investment Vehicles or, in the case of BRH IV-B and BRH IV-C, by BUSRH, a Delaware limited liability company as nominee for such Investment Vehicles pursuant to the agreement, dated October 25, 2010, by and among BRH IV-B, Brookfield, and BUSRH, and  the agreement, dated October 25, 2010, by and among BRH IV-C, Brookfield, and BUSRH, respectively.  Each Investment Vehicle is governed by a substantially similar limited liability company agreement or limited partnership agreement in the form attached as an exhibit hereto (collectively, the “Operating Agreements”).

BAM Canada acts as managing member or general partner, as applicable, of each of the Investment Vehicles.  As managing member or general partner, BAM Canada will have the primary role in structuring and monitoring the investment in the Company, as well as strategy related to the shares of Common Stock, Warrants and other securities directly held by the Investment Vehicles, subject to the approval of Tier One Actions as described below.  In addition, BAM Canada will be empowered to take any and all actions incident to the conduct of the Investment Vehicle’s business, which is making investments in the Company, subject to the approval of Tier One Actions as described below.  Additionally, the Operating Agreements provide that an Investment Vehicle will be designated as a “Tier One Parallel Investment Vehicle” if such Investment Vehicle includes a member (or a group of affiliated members) which owns 10% or more of the aggregate interests of all of the Investment Vehicles.  Each Tier One Parallel Investment Vehicle will be governed by a separate board of directors (as applicable to each Tier One Parallel Investment Vehicle, the “Board”) comprised of representatives appointed by each member of such Tier One Parallel Investment Vehicle that owns 10% or more of the aggregate interests of all of the Investment Vehicles.  Each Investment Vehicle which is not a Tier One Parallel Investment Vehicle will have a board comprised of representatives appointed by BAM Canada.

Pursuant to the terms of each Operating Agreement, the members of each Investment Vehicle agreed, among other things, (i) to provide other members of the Investment Vehicle with “tag-along” rights to the extent that any member receives and intends to accept a bona fide offer to transfer interests in the Investment Vehicle, (ii) subject to the provisions of the Voting Agreement (defined below), to provide for the pro rata exercise by each Investment Vehicle of, the Pre-emptive Rights (as defined above) to purchase shares of Common Stock or other securities of the Company or to establish one or more vehicles to exercise such Pre-emptive Rights, and (iii) to provide for a liquidation of the Investment Vehicle (and disposition or distribution of the shares of Common Stock, the Warrants and other assets held by such Investment Vehicle) upon the occurrence of certain specified events, including the removal of BAM Canada as the managing member or general partner, as applicable, or a vote of a specified percentage of interests in such Investment Vehicle.  Pursuant to the terms of each Operating Agreement, Brookfield (US) Investments Ltd., a Bermuda limited company and a wholly-owned subsidiary of Brookfield, holds a carried interest in BRH II, BRH III, BRH IV-A, BRH IV-B, BRH IV-C and BRH IV-D.  In addition, the Operating Agreements provide for, following the third anniversary of the Closing Date, (i) a sale of Common Stock and Warrants held by the applicable Investment Vehicle upon the recommendation by BAM Canada that such securities be sold and (ii) the right of the members of the Investment Vehicle to offer to sell their interests in the Investment Vehicle to other members, or, if no other members elect to purchase such interests, the right to cause the sale of the shares of Common Stock and Warrants relating to such member’s interest in the Investment Vehicle and the distribution of the proceeds from such sales to such requesting member, in exchange for its membership interest in the Investment Vehicle.

Stable and Best hold a collective 99.499848% percentage ownership interest in BRH III.  Because such interest represents more than 10% of the aggregate interests of all of the Investment Vehicles, BRH III is deemed to be a Tier One Parallel Investment Vehicle, which is governed by the Board, and Stable and Best have a right to appoint the members of such Board (as well as any replacement members).

The summary contained herein of the Operating Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of the form of limited liability company agreement for each Investment Vehicle that is a limited liability company, a copy of which is filed as Exhibit 5 hereto and which is incorporated herein by reference, and the form of limited partnership agreement for each Investment Vehicle that is a limited partnership, a copy of which is filed as Exhibit 6 hereto and which is incorporated herein by reference.

Voting Agreement

In connection with the transactions described herein, and pursuant to the terms of the applicable Operating Agreement, each of the Investment Vehicles entered into a Voting Agreement, dated as of October 25, 2010 (the “Voting Agreement”), pursuant to which each Investment Vehicle agreed not to take certain actions unless the consent of a specified percentage of the interests of the Tier One Parallel Investment Vehicles is obtained.  Pursuant to the terms of the Voting Agreement, certain actions (including but not limited to (i) any matter that the Investment Vehicles, in their capacity as stockholders of the Company, are entitled to vote upon and (ii) dispositions of material assets of the Investment Vehicles) (“Tier One Actions”) with respect to the securities of the Company will require either a “majority vote” of the Tier One Parallel Investment Vehicles (i.e., more than  50% of the aggregate ownership interests held by all Tier One Parallel Investment Vehicles), a “super-majority vote” of the Tier One Parallel Investment Vehicles (i.e., 66 2/3% of the aggregate ownership interests held by all Tier One Parallel Investment Vehicles), or a “hyper-majority vote” of the Tier One Parallel Investment Vehicles (i.e., 86% of the aggregate ownership interests held by all Tier One Parallel Investment Vehicles).  For any Tier One Action, the Board will instruct BAM Canada, as the Managing Member of each Tier One Parallel Investment Vehicle, how to vote such Tier One Parallel Investment Vehicle’s interest.  Under the respective Operating Agreements, each Tier One Parallel Investment Vehicle has agreed to act in accordance with the result of the majority vote, super-majority vote, or hyper-majority vote, as applicable, with respect to each Tier One Action which is presented to the Tier One Parallel Investment Vehicles in accordance with the Voting Agreement.

Stable and Best hold a collective 99.499848% percentage ownership interest in BRH III.  Because such interest represents more than 10% of the aggregate interests of all of the Investment Vehicles, BRH III is deemed to be a Tier One Parallel Investment Vehicle, and Stable and Best, collectively, have a right to appoint the members of the Board of BRH III (as well as any replacement members).  Because BRH III owns more than 14% of the of the aggregate ownership interests held by all Tier One Parallel Investment Vehicles, no Tier One Action that requires a “hyper-majority vote” (including voting decisions and material dispositions of Common Stock by the Investment Vehicles) may be taken by any of the Investment Vehicles without the affirmative vote of BRH III as instructed by the Board of BRH III in accordance with the Operating Agreements and the Voting Agreement.  As a result, the Reporting Persons may be deemed to have shared beneficial ownership over the securities owned by the Investment Vehicles.

The summary contained herein of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit 7 hereto and which is incorporated herein by reference.

*      *      *      *     *

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

(a)-(b) As of the close of business on November 19, 2010, the Investment Vehicles directly held and beneficially owned the shares of Common Stock and Warrants indicated on the following table.  Each of the Investment Vehicles shares voting and investment power as indicated in the paragraphs below the table.  All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the 37,718,326 shares of Common Stock reported as outstanding as of November 9, 2010 by the Company in its Amendment No. 1 to Form S-11 filed with the Securities and Exchange Commission on November 8, 2010 plus, where such beneficial ownership includes Warrants, such number of shares of Common Stock issuable upon exercise of the Warrants included in any such beneficial ownership calculation.

Investment Vehicle	Common Stock	Warrants	Beneficial Ownership
BRH	789,145	1,247,643	5.23%
Brookfield Retail Holdings II LLC	541,513	856,134	3.62%
BRH III	621,147	982,036	4.14%
Brookfield Retail Holdings IV-A LLC	71,816	113,541	0.49%
BRH IV-B (1)	143,342	226,625	0.98%
BRH IV-C (1)	48,023	75,924	0.33%
Brookfield Retail Holdings IV-D LLC	48,023	75,924	0.33%
Brookfield Retail Holdings V LP	161,609	255,506	1.10%
Total:	2,424,618	3,833,333	15.06%

(1) The shares of Common Stock and Warrants are held directly by Brookfield US Retail Holdings LLC. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock and Warrants held directly by Brookfield US Retail Holdings LLC.

None of the Reporting Persons has sole voting or investment power with respect to any shares of Common Stock or Warrants.

By virtue of (i) the ability of Stable and Best under the Operating Agreement of BRH III to appoint and remove the members of the board of directors of BRH III and (ii) the ability of the board of directors of BRH III, which owns more than more than 14% of the of the aggregate ownership interests held by all Tier One Parallel Investment Vehicles, to direct BAM Canada on behalf of BRH III to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), Stable and Best may be deemed to share beneficial ownership of the Common Stock and Warrants held by each of the Investment Vehicles with the Other Filers (as defined below).  By virtue of CIC being the parent of both Stable and Best, CIC may be deemed to share beneficial ownership of the Common Stock and Warrants held by each of the Investment Vehicles.  Additionally, by virtue of the various agreements and arrangements described in this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” with the Investment Vehicles and Brookfield Asset Management Inc., Trilon Bancorp Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield Private Funds Holdings Inc., Brookfield Retail Split LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., and Future Fund Board of Guardians (collectively, the “Other Filers”) with respect to the shares of Common Stock and Warrants held by the Investment Vehicles as well as any other shares of Common Stock beneficially owned by such Other Filers.  None of the Investment Vehicles or the Other Filers is a Reporting Person on this Schedule 13D, and any obligations any of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings.  Each Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the shares reported herein as well as any other shares of Common Stock beneficially owned by the Other Filers.

(c) Other than the purchase of the shares of Common Stock and the acquisition of Warrants described in Item 4, none of the Reporting Persons, nor to their knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock during the past sixty (60) days.

(d) As described in Item 4, pursuant to the terms of the Operating Agreements, Brookfield (US) Investments Ltd., a Bermuda limited company and a wholly-owned subsidiary of Brookfield, holds a Class B interest in BRH II, BRH III, BRH IV-A, BRH IV-B, BRH IV-C and BRH IV-D, which entitles Brookfield (US) Investments Ltd. to receive a portion (up to 20%) of the aggregate investment proceeds distributed to non-managing members or limited partners, as applicable, of such Investment Vehicles.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 and Item 5 of this statement on Schedule 13D are incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement on November 19, 2010, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto (the “Joint Filing Agreement”).  The Joint Filing Agreement is attached hereto as Exhibit 9.

On October 25, 2010, Stable entered into and delivered a letter agreement (the “Stable Letter Agreement”) in connection with its purchase of a limited liability company interest in BRH III, and the entering into of the Operating Agreement of BRH III and the subscription agreement related thereto.  The Stable Letter Agreement establishes certain aspects of the relationship between BAM Canada and Stable in connection with BAM Canada’s responsibilities as the managing member of BRH III.  Among other things, the Stable Letter Agreement includes provisions (x) permitting the acquisition by Stable and Best (or their subsidiaries) of up to 3% of the outstanding shares of Common Stock outside of the Investment Vehicles (provided that (i) Stable or Best, as applicable, notifies BAM Canada of such transactions and (ii) such shares are voted in the same manner and in conformance with how BRH III votes its shares of Common Stock) and (y) relating to transfers of interests, capital calls and commitments, carried interest and other amounts payable to the managing member of BRH III, and additional tax matters arrangements between BAM Canada and Stable and Best.

The summary contained herein of the Stable Letter Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which are filed as Exhibit 8 hereto and which is incorporated herein by reference.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material To Be Filed as Exhibits

Exhibit 1
Amended and Restated Cornerstone Investment Agreement, effective as of March 31, 2010, by and between Brookfield Retail Holdings LLC (formerly REP Investments LLC) and General Growth Properties, Inc. (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by General Growth Properties, Inc. on November 12, 2010).

Exhibit 2
Stockholder Agreement, dated as of November 9, 2010, by and between Brookfield Retail Holdings LLC and The Howard Hughes Corporation (incorporated herein by reference to Exhibit 10.9 of the Current Report on Form 8-K filed by The Howard Hughes Corporation on November 12, 2010).

Exhibit 3
Warrant Agreement, dated as of November 9, 2010, by and among Mellon Investor Services LLC, as warrant agent, and The Howard Hughes Corporation (incorporated herein by reference to Exhibit 10.8 of the Current Report on Form 8-K filed by The Howard Hughes Corporation on November 12, 2010).

Exhibit 4
Registration Rights Agreement, dated as of November 9, 2010, by and among Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-D LLC, Brookfield Retail Holdings V LP, Brookfield US Retail Holdings LLC and The Howard Hughes Corporation (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by The Howard Hughes Corporation on November 12, 2010).

Exhibit 5
Form of Limited Liability Company Agreement (incorporated herein by reference to Exhibit 5 to the Schedule 13D filed by Brookfield Asset Management Inc., Trilon Bancorp Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., Brookfield Retail Split LP, Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC and Brookfield Retail Holdings V LP on November 19, 2010).

Exhibit 6
Form of Limited Partnership Agreement of Brookfield Retail Holdings V LP (incorporated herein by reference to Exhibit 6 to the Schedule 13D filed by Brookfield Asset Management Inc., Trilon Bancorp Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., Brookfield Retail Split LP, Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC and Brookfield Retail Holdings V LP on November 19, 2010).

Exhibit 7
Voting Agreement, dated as of October 25, 2010, by and among Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC and Brookfield Retail Holdings V LP (incorporated herein by reference to Exhibit 7 to the Schedule 13D filed by Brookfield Asset Management Inc., Trilon Bancorp Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., Brookfield Retail Split LP, Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC and Brookfield Retail Holdings V LP on November 19, 2010).

Exhibit 8
Amended and Restated Letter Agreement, dated as of October 25, 2010, by and between the Stable Investment Corporation and Brookfield Retail Holdings III LLC (incorporated herein by reference to Exhibit 9 to the Schedule 13D filed by Brookfield Asset Management Inc., Trilon Bancorp Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., Brookfield Retail Split LP, Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC and Brookfield Retail Holdings V LP on November 19, 2010).

Exhibit 9	Joint Filing Agreement, dated as of November 19, 2010, by and among China Investment Corporation, Stable Investment Corporation, and Best Investment Corporation.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2010	CHINA INVESTMENT CORPORATION

	By:	/s/ Lou Jiwei
Name: Lou Jiwei
Title: Chairman and Chief Executive Officer

Dated: November 19, 2010	STABLE INVESTMENT CORPORATION

	By:	/s/ Gao Xiqing
Name: Gao Xiqing
Title: Executive Director

Dated: November 19, 2010	BEST INVESTMENT CORPORATION

	By:	/s/ Gao Xiqing
Name: Gao Xiqing
Title: Executive Director

EXHIBIT 9

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT is entered into as of November 19, 2010, by and among the parties hereto.  The undersigned hereby agree that the Statement on Schedule 13D with respect to the common stock, $0.01 par value per share (the “Common Stock”), of The Howard Hughes Corporation, a Delaware corporation, and any amendment thereafter signed by each of the undersigned shall be (unless otherwise determined by the undersigned) filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: November 19, 2010	CHINA INVESTMENT CORPORATION

	By:	/s/ Lou Jiwei
Name: Lou Jiwei
Title: Chairman and Chief Executive Officer

Dated: November 19, 2010	STABLE INVESTMENT CORPORATION

	By:	/s/ Gao Xiqing
Name: Gao Xiqing
Title: Executive Director

Dated: November 19, 2010	BEST INVESTMENT CORPORATION

	By:	/s/ Gao Xiqing
Name: Gao Xiqing
Title: Executive Director

SCHEDULE I

Directors and Executive Officers of China Investment Corporation

The following table sets forth the name, position with China Investment Corporation and present principal occupation of each director and executive officer of China Investment Corporation.  Unless otherwise indicated below, the business address of each such person is New Poly Plaza, No. 1 Chaoyangmen Beidajie, Dongcheng District, Beijing, 100010, People’s Republic of China, and each such person is a citizen of the People’s Republic of China.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Lou Jiwei Chairman and Chief Executive Officer		Chairman and Chief Executive Officer of CIC
Gao Xiqing Vice Chairman, President and Chief Investment Officer		Vice Chairman, President and Chief Investment Officer of CIC
Zhang Hongli Executive Director, Executive Vice President and Chief Operating Officer		Executive Director, Executive Vice President and Chief Operating Officer of CIC
Zhang Xiaoqiang Non-Executive Director	38 South Yuetan Street, Xicheng District, Beijing, China	Vice Chairman of the National Development and Reform Commission of the People’s Republic of China
Li Yong Non-Executive Director	3 Sanlihe Nansanxiang, Xicheng District, Beijing, China	Vice Minister of Finance of the People’s Republic of China
Fu Ziying Non-Executive Director	2 East Chang’an Street, Beijing, China	Vice Minister at the Ministry of Commerce of the People’s Republic of China
Liu Shiyu Non-Executive Director	32 Chengfang Street, Xicheng District, Beijing, China	Vice Governor of the People’s Bank of China
Hu Xiaolian Non-Executive Director	32 Chengfang Street, Xicheng District, Beijing, China	Vice Governor of the People’s Bank of China
Liu Zhongli Independent Director	3 Sanlihe Nansanxiang, Xicheng District, Beijing, China	Chair of the Chinese Institute of Certified Public Accountants
Wang Chunzheng Independent Director	No.22, Xianmen Street, Xicheng District, Beijing, China	Executive Vice Chairman of China Center for International Economic Exchanges
Li Xin Employee Director		Employee Director and Head of Human Resource Department of CIC
Jin Liqun Chairman of Board of Supervisors		Chairman of Board of Supervisors of CIC
Xie Ping Executive Vice President & Deputy CIO		Executive Vice President & Deputy CIO of CIC
Wang Jianxi Executive Vice President and Chief Risk Officer		Executive Vice President and Chief Risk Officer of CIC
Liang Xiang Counselor & Member of the Executive Committee		Counselor & Member of the Executive Committee of CIC
Peng Chun Executive Vice President		Executive Vice President
Fan Yifei Executive Vice President & Deputy COO		Executive Vice President & Deputy COO

SCHEDULE II

Directors and Executive Officers of Stable Investment Corporation

The following table sets forth the name, position with Stable Investment Corporation and present principal occupation of each director and executive officer of Stable Investment Corporation.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Gao Xiqing, Executive Director	New Poly Plaza, No. 1 Chaoyangmen Beidajie, Dongcheng District, Beijing, 100010	Vice Chairman, President and Chief Investment Officer of China Investment Corporation	People’s Republic of China

SCHEDULE III

Directors and Executive Officers of Best Investment Corporation

The following table sets forth the name, position with Best Investment Corporation and present principal occupation of each director and executive officer of Best Investment Corporation.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Gao Xiqing Executive Director	New Poly Plaza, No. 1 Chaoyangmen Beidajie, Dongcheng District, Beijing, 100010	Vice Chairman, President and Chief Investment Officer of China Investment Corporation	People’s Republic of China